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Dale E. Short • (310) 789-1259 • dshort@troygould.com	File No. 03143-0005

May 23, 2012

VIA EDGAR and FEDERAL EXPRESS

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Galena Biopharma, Inc.
Registration Statement on Form S-3
Filed April 12, 2012
File No. 333-180675

Dear Mr. Riedler:

By letter dated April 20, 2012, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Galena Biopharma, Inc. (the “Company”) with comments to the Company’s Registration Statement on Form S-3 filed with the SEC on April 12, 2012 (the “Registration Statement”). The Company responded to the Staff’s comments by letter dated May 13, 2012 submitted via EDGAR. In its letter, the Company indicated that for the reason stated in the letter it was requesting that the Registration Statement be withdrawn. This letter follows up on the Company’s withdrawal request.

The Registration Statement was filed for the purpose of covering the offer and sale of shares of common stock of the Company issuable upon the exercise of outstanding warrants of the Company that first became exercisable on April 21, 2012. In light of the Staff’s comments, it was apparent that the Registration Statement would not be able to be declared effective until sometime after the April 21, 2012 initial exercise date of the warrants, so the Company determined instead to undertake the offer and sale of the underlying warrant shares pursuant to the Company’s shelf-Registration Statement on Form S-3 declared effective in May 2010 (the “Effective S-3”). On April 20, 2012, therefore, the Company filed a prospectus supplement under the Effective S-3 in order to facilitate possible exercises of the April 2011 beginning after April 21, 2012. (The

Jeffrey Riedler

May 23, 2012

prospectus supplement referred in the upper right-hand corner to the wrong Registration Number of the Effective S-3, which was subsequently remedied in a corrected prospectus supplement.) The Company therefore determined to withdraw the Registration Statement and submitted via EDGAR its request to withdraw the Registration Statement.

In connection with the Company’s request to withdraw the Registration Statement, this will confirm that no sales of shares have been made under the Registration Statement.

Please direct questions regarding this response letter to the undersigned at 310-789-1259.

Very truly yours,

/s/ Dale E. Short

DES:tms

cc:	Michael Rosenthall (SEC)

Mark J. Ahn, Ph. D.

Kwang S. Lee